05009880

DEPFA BANK

DEPFA Deutsche Pfandbriefbank AG

Katrin Zamfirescu
Legal Documentation

Phone: + 49 69 5006 2109
Fax: + 49 69 5006 1339
Katrin.zamfirescu@depfa.com

Date: 4. Juli 2005

U.S. Securities and Exchange Comission
Division of Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.

Washington, D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH, D.C. 198 SECTION

Attention: Office of International Corporate Finance

RE: DEPFA Deutsche Pfandbriefbank AG / SEC File No. 82-04822
Rule 12g3-2(b) Submission

Dear Sirs or Madam,

This letter supplements our prior correspondence with respect to DEPFA Deutsche Pfandbriefbank AG, a specialized mortgage bank organized and existing under the laws of the Federal Republic of Germany (the "Issuer").

Pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended from time to time (the "Act"), please find enclosed a copy of the following document:

Excerpt of the German commercial registration in acc. with sec. 81 AktG
indicating the following changes: As of 14th of June 2005 Mr. Carsten Samusch retired as Member of the Management Board. Mr. Reinhard Grzesik and Mr. Bo Heide-Ottosen have been appointed as Members of the Management Board.

The Issuer is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Issuer is subject to the Act.

Very truly yours,

Katrin Zamfirescu

Katrin Zamfirescu

PROCESSED
JUL 25 2005
THOMSON FINANCIAL

7/21

Enc.

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Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftende Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
1	a) DEPFA Deutsche Pfandbriefbank AG b) Frankfurt am Main c) Betrieb einer Hypothekenbank im Sinne des Hypothekenbankgesetzes. Die Gewährung von Darlehen in Hypothekenpfandbriefen der Bank zum Nennwert ist mit ausdrücklicher Zustimmung des Schuldners zulässig.	108.000.000,00 EUR	a) Die Gesellschaft hat mindestens zwei Vorstandsmitglieder. Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten. b) Vorstand: Dr. Morschbach, Marcel, Wiesbaden, *22.06.1953 Vorstand: Samusch, Carsten Georg, Kelkheim, *23.02.1964	Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen Buchholz, Rolf, Grafrath Heinzelmann, Gerhard, Friedrichsdorf Krick, Stefan, St. Goar Rüdel, Heribert, Mainz Welpot, Hans-Dieter, Taunusstein Kiefer, Hermann, Limburg Strube, Hanno, Frankfurt am Main Schmitt, Marita, Wiesbaden Dr. Bargel, Marco, Wiesbaden Leucht, Hans-Joachim, Oberursel (Taunus) Siebert, Angelika, Stuttgart, *03.03.1959 Klose, Bettina, Hofheim am Taunus, *31.05.1971 Dr. Lichters, Roland, Krefeld, *27.11.1967 Dr. Hengsteler, Rolf, Mainz, *06.06.1955 Metzger, Hubert, Wiesbaden, *07.07.1955 Grieb, Roger, Bad Soden, *29.01.1963 Garte, Gabriele, Nidderau, *16.11.1965 Herlan, Sabine, Sulzbach, *03.07.1968 Bargmann, Birte-Annett, Hofheim am Taunus, *23.06.1958 Schultz, Tanja, geb. Kelle, Wiesbaden, *25.05.1968 Dickertmann, Martin, Hofheim am Taunus, *09.09.1971 Jäger, Beate, Wiesbaden, *15.02.1964 Höfer-Neder, Walburga, Fulda, *08.10.1959 Bayer, Tammo, Wiesbaden, *01.05.1944 Dunkel, Katharina, Wiesbaden, *19.12.1971 Horn-Anderson, Martina, Bad Homburg v. d. Höhe, *27.10.1965 Moritz, Birgit, Rödermark, *21.08.1964	a) Aktiengesellschaft Satzung vom 17.11.1989 zuletzt geändert am 04.06.2003 b) Der Vorstand ist ermächtigt, in der Zeit bis zum 18.06.2007 mit Zustimmung des Aufsichtsrats das Grundkapital der Gesellschaft durch Ausgabe auf den Inhaber lautender neuer Stückaktien gegen Bareinlage einmalig oder mehrmals, jedoch insgesamt höchstens um 54 Millionen zu erhöhen (genehmigtes Kapital). Die Gesellschaft ist nach § 385 a Aktiengesetz durch Umwandlung der Körperschaft des öffentlichen Rechts "Deutsche Pfandbriefanstalt" entstanden. Der Vorstand ist nunmehr ermächtigt, mit Zustimmung des Aufsichtsrates bis zum 16.06.2004 einmalig oder nehrmals Wandel- oder Optionsschuldverschreibungen auszugeben. Der Gesamtbetrag dieser Schuldverschreibungen darf einen Nominalbetrag (ausmachenden Betrag) von Euro 500.000.000,00 bzw. im Falle der Begebung niedrig verzinslicher oder nicht laufend verzinster (Null-Koupon-Anleihen) langlaufender Schuldverschreibungen einen Nominalbetrag von Euro 2.000.000.000,00 nicht überschreiten. Das Grundkapital ist um bis zu Euro 12.000.000,00 bedingt erhöht durch die Ausgabe von bis zu 4.000.000 neuen Stückaktien.	a) 14.07.2004 Kurz b) Dieses Blatt ist zur Fortführung auf EDV umgeschrieben worden und dabei an die Stelle des bisherigen Registerblattes getreten. Blatt 68 ff. Sonderband
2				Prokura erloschen: Kiefer, Hermann, Limburg Prokura erloschen: Dr. Bargel, Marco, Wiesbaden Prokura erloschen:		a) 19.07.2004 Hopp

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nmer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftende Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
				Dr. Hengsteler, Rolf, Mainz, *06.06.1955		
3				Prokura erloschen: Jäger, Beate, Wiesbaden, *15.02.1964 Prokura erloschen: Klose, Bettina, Hofheim am Taunus, *31.05.1971 Prokura erloschen: Dr. Lichters, Roland, Krefeld, *27.11.1967 Prokura erloschen: Siebert, Angelika, Stuttgart, *03.03.1959 Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Gerdes, Thomas, Schortens, *24.02.1965		28.12.2004 Hopp b) Anmeldung Blatt 190 Sonderband
4			b) Bestellt als Vorsitzender des Vorstands: Karcher, Jürgen, Bad Homburg v.d. Höhe, *14.11.1953	Prokura erloschen: Strube, Hanno, Frankfurt am Main Prokura erloschen: Leucht, Hans-Joachim, Oberursel (Taunus)		a) 21.01.2005 Hopp
5					b) Die Hauptversammlung vom 12.05.2004 hat die Übertragung der Aktien der übrigen Aktionäre auf den Hauptaktionär, nämlich die DEPFA BANK plc mit Sitz in Dublin / Irland gegen Barabfindung beschlossen.	a) 07.02.2005 Simon
6				Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen: Löwe, Ralf, Frankfurt am Main, *27.04.1968 Schlösser, Helmut, Ingelheim, *15.02.1955		01.03.2005 Hopp b) Anmeldung Blatt 19 Sonderband
7			b) Nicht mehr Vorstand: Dr. Morschbach, Marcel, Wiesbaden, *22.06.1953			a) 19.04.2005 Walden

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ımer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftende Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
8			b) Nicht mehr Vorstand: Samusch, Carsten Georg, Kelkheim, *23.02.1964 Bestellt als Vorstand: Dr. Grzesik, Reinhard, Dublin/Irland, *19.03.1959 Bestellt als Vorstand: Heide-Ottosen, Bo, Dublin/Irland, *25.08.1958			a) 28.06.2005 Leifert

Frankfurt am Main, 28.06.2005
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